

September 30, 2016

Via E-mail
David E. Brown, Jr.
Alston & Bird LLP
The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

**Re: Zais Financial Corp.
        Schedule TO-I
        Filed September 27, 2016
        File No. 005-87416**

Dear Mr. Brown:

We have reviewed the above filing and have the following comment. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

General

1.   Please provide us an analysis as to whether the disclosed transactions violate Rule 102(a) of Regulation M. In responding to this comment, please address the following questions:

  - Is the conversion of Sutherland common stock into the right to receive 0.8356 shares of common stock of the Company a "distribution" (as defined in Rule 100(b) of Regulation M) of the Company's common stock?

  - If so, was the offer publicized to the Company's shareholders ahead of the filing of the Schedule TO-I during the restricted period (i.e., beginning with the day of mailing the proxy solicitation materials, continuing through the end of the period in which the target shareholders can vote on the merger/exchange and including any valuation period, if applicable) in such a way that it would be considered an "attempt to induce any person to bid for or purchase" or "bid for" the Company's common stock during the relevant restricted period in violation of Rule 102(a) of Regulation M? We note that the registration statement on Form S-4 relating to the Mergers had specific information as to the price and timing of the tender offer.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions